                                 LAW OFFICES OF
                   EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.


TWO PENN CENTER PLAZA, SUITE 220                      TELEPHONE:  (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD                            DIRECT DIAL:  EXT. 222
PHILADELPHIA, PENNSYLVANIA 19102                            FAX:  (215) 851-9820



                                                                   July 20, 2005
VIA FAX AND REGULAR MAIL
------------------------


Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Mr. Kevin Stretzel
Fax No: 202-772-9220

                  Re:  Daleco Resources Corporation
                       File No: 0-12214

Gentlemen,

Form 1O KSB/A for the Fiscal Year Ended September 30, 2004
----------------------------------------------------------

Financial Statements
--------------------


1. We note your response to our prior comments five and six. It remains unclear to us why you are unable to determine the fair value of the consideration received or given. It appears from your response that you received 3,000,000 shares of publicly traded stock and it continues to be unclear why the fair value of the consideration received is not determinable. In addition, please explain how you are accounting for the shares you own of Ostara. Please address SFAS 115 in your response. Please contact us to discuss these matters at your earliest convenience.

         ANSWER:
         ------

         It appears deceptively simple to conclude that the fair value of the 3 million shares of Ostara common stock is readily determinable. However, the literal application of FAS 115 would have resulted in misleading financial statements.







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EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 2



         The first two sentences in the definition of fair value under FAS 115, par 137 (and subsequent amendment) are as follows:

                  The amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted marked prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available.

         Ostara common stock trades only in the Pink Sheets. The Company believes that an average trading volume in the Pink Sheets of less than 40,000 shares per day (average of less than 120,000 shares per week) of Ostara common stock is not an active market (See Exhibit A, Weekly Trading Volumes and Pricing). Since Ostara common stock was not in an active market, the Company believes that the quoted market price of over $1 per share was not the best evidence of fair value. The Company did not quantify the discount for illiquidity. The Company continued with its more apparent carrying amount of $542,621 for its 3 million shares of Ostara common stock, i.e., at cost.

         If the Company applied the quoted market price of Ostara common stock at over $1 per share to over 3 million shares, the Company's financial positions would have been artificially inflated and misleading. With the benefit of hindsight, the Company observed that Ostara common stock traded at less than $0.20 per share (during quarter ended December 31, 2004) before it traded above $1 per share (during quarter ended March 31, 2005). Ostara common stock is now back to less than $0.20 per share (during quarter ended June 30, 2005) within a very short period of time.










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EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 3



         Should you wish to discuss the foregoing, please feel free to contact the undersigned or Gary J. Novinskie at 610-429-1258, President of Daleco Resources Corporation.



                                                          Sincerely,

                                                          /s/ C. Warren Trainor

                                                          C. Warren Trainor




CWT:mta

cc:      Gary J. Novinskie, President & CFO
         Vasquez & Company LLP

                                    EXHIBIT A

                       WEEKLY TRADING VOLUMES AND PRICING
                         OSTARA CORPORATION COMMON STOCK

Date      Open        High         Low        Close         Volume    Adj. Close
07/11/05     0.15        0.19         0.14        0.16       32850       0.16
07/05/05     0.14        0.15         0.12        0.13       42450       0.13
06/27/05     0.13        0.14         0.13        0.13        7340       0.13
06/20/05     0.12        0.15         0.11        0.13       24300       0.13
06/13/05     0.15        0.15         0.12        0.12       18440       0.12
06/06/05     0.14        0.17         0.13        0.15       36940       0.15
05/31/05     0.18         0.2         0.14        0.16       60425       0.16
05/23/05     0.25        0.25         0.12        0.13       61200       0.13
05/16/05      0.3         0.3         0.18        0.24       47340       0.24
05/09/05     0.24        0.35         0.24         0.3        6420       0.3
05/02/05     0.31         0.4         0.24        0.24       20580       0.24
04/25/05     0.51        0.51         0.31        0.39       19900       0.39
04/18/05      0.5        0.51         0.35        0.51       52360       0.51
04/11/05     0.73        0.73         0.45        0.51       42360       0.51
04/04/05     0.92        0.95         0.61        0.71       66640       0.71
03/28/05     1.01        1.08         0.92           1       13720        1
03/21/05     1.07        1.35          0.9        1.01       16700       1.01
03/14/05     1.15         1.2         1.03        1.15       21840       1.15
03/07/05     1.34         1.4          1.1         1.1       19180       1.1
02/28/05      1.2        1.87          1.2        1.32       35340       1.32
02/22/05     1.16         1.2          0.6        1.15      100625       1.15
02/14/05     1.21         1.3         1.15        1.16       57940       1.16
02/07/05      1.5         1.9         1.15         1.3      111600       1.3
01/31/05     0.67         1.7         0.66         1.5      104740       1.5
01/24/05     0.32        0.75          0.3        0.67       74500       0.67
01/18/05     0.23        0.23         0.23        0.23        3750       0.23
01/10/05     0.13        0.42          0.1        0.33      110420       0.33
01/03/05      0.1        0.13          0.1        0.13       13920       0.13
12/27/04      0.1         0.1          0.1         0.1       14240       0.1
12/20/04     0.15        0.15         0.15        0.15           0       0.15
12/13/04     0.15        0.15         0.15        0.15        1200       0.15
12/06/04      0.1        0.15          0.1        0.15        5600       0.15
11/29/04      0.1         0.1          0.1         0.1         160       0.1
11/22/04      0.1         0.1          0.1         0.1        3750       0.1
11/15/04     0.13        0.13         0.09         0.1       11040       0.1
11/08/04     0.33        0.35          0.1        0.13       45220       0.13
11/05/04     0.11         0.4          0.1         0.4      115000       0.4